ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

82-5066

04010252

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	**Erste Bank**	Firma	**US Security Exchange Commission**
Abteilung/Firma dept.	**Investor Relations**	Abteilung/Firma dept.	**Office of International Corporate Finance**
Mitarbeiter/ attn.	**Nina Higatzberger**	Mitarbeiter/ attn.	
Telefon	**+43 (0)5 0100 - 17795**	Fax	**001 202 942 9544**
Fax	**+43 (0)5 0100 - 13112**		
E-Mail	**nina.higatzberger@erstebank.at**		

Sie erhalten / Transmission consists of **2** Seite(n) einschließlich dieser. / page(s) including this.

Erste Bank der oesterreichischen ~~Sparkassen~~ AG
Information provided under Rule 12g3-2(b)

SUPPL

Dear Madam/Sir,

Please find attached today's IR Release:
"Erste Bank increases stake in Slovenská sporiteľňa to 80.01%"

04 MAR -3 AM 7:21

Best regards,
Erste Bank der oesterreichischen Sparkassen AG
Investor Relations

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Gabriele Werzer
Head of Investor Relations

Nina Higatzberger

dlw 3/4

Datum/Date: **03.03.2004**

ERSTE BANK INVESTOR INFORMATION

Vienna, 3 March 2004

Erste Bank increases stake in Slovenská sporiteľňa to 80.01%

In its session today, the Slovak government agreed to sell its remaining stake of 10% in Slovenská sporiteľňa, a.s. to Erste Bank der oesterreichischen Sparkassen AG. The sale will take place according to the terms of the put option that was agreed between the Slovak Finance Ministry and Erste Bank at the time of the privatisation of Slovenská sporiteľňa in 2001.

This transaction will increase Erste Bank's stake in Slovenská sporiteľňa, a.s from 70.01% to 80.01%. The total purchase price amounts to EUR 72 million (approximately SKK 2.9 bn[1]). This corresponds to a price/book multiple of 2.0 and is based on an independent evaluation by the investment bank JP Morgan. The transaction will be settled within the next few weeks.

The remaining stake (19.99%) in Slovenská sporiteľňa, a.s is held by the EBRD. Erste Bank has the right to buy those remaining shares according to a call/put option agreement which will come into effect on 1 January 2005.

Slovenská sporiteľňa earned a net profit of SKK 2.1 billion (EUR 50.5 million[2]) for the first nine months of 2003, and is the leading bank in the Slovak Republic, servicing 2.3 million customers. The bank employs approximately 5,300 people in 339 branches and has total assets of SKK 203.4 billion (EUR 4.9 billion[2]).

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[1] EUR/SKK 40.496
[2] EUR/SKK as per 30.9.2003 (Erste Bank's internal exchange rate)

Please direct any enquiries to:
Erste Bank, Investor Relations Department
1010 Vienna, Graben 21, Fax: 0043 (0)5 0100 ext. 13112
Gabriele Werzer, Tel. 0043 (0)5 0100 ext. 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Tel. 0043 (0)5 0100 ext. 17326; e-mail: thomas.schmee@erstebank.at